                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-108225

                                   PROSPECTUS

                                 $1,000,000,000

                              BOTTLING GROUP, LLC

                                  SENIOR NOTES

                             ---------------------

     This prospectus relates to notes that Bottling Group, LLC may sell from time to time in one or more offerings. The aggregate public offering price of the notes we may sell in these offerings will not exceed $1.0 billion. This prospectus will allow us to issue notes over time.

     We will provide a prospectus supplement each time we issue notes, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this document. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     WE REFER YOU TO "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF RISKS TO BE CONSIDERED IN CONNECTION WITH YOUR INVESTMENT DECISION.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 5, 2003.

     In this prospectus the terms "Bottling Group," "we," "us" and "our" refer to Bottling Group, LLC, the issuer of the notes, and its subsidiaries.

                               TABLE OF CONTENTS

About This Prospectus.................     2
Bottling Group, LLC...................     2
Risk Factors..........................     3
Ratio of Earnings to Fixed Charges....     7
Use of Proceeds.......................     7
Description of the Notes..............     8
Plan of Distribution..................    19
Market and Industry Data..............    20
Disclosure Regarding Forward-Looking
  Statements..........................    20
Where You Can Find More Information...    20
Legal Matters.........................    21
Independent Accountants...............    21

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf process, we may sell the notes described in this prospectus in one or more offerings up to a total dollar amount of $1.0 billion. This prospectus provides you with a general description of the notes we may offer. Each time we sell notes, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                              BOTTLING GROUP, LLC

     We are the principal operating subsidiary of The Pepsi Bottling Group, Inc., or PBG, and conduct substantially all of the operations, and own or lease, directly or indirectly, substantially all of the assets of PBG. We are the world's largest manufacturer, seller and distributor of carbonated and non-carbonated Pepsi-Cola beverages. The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, MOUNTAIN DEW, DIET PEPSI, AQUAFINA, LIPTON BRISK, MOUNTAIN DEW CODE RED, SIERRA MIST, SOBE, DOLE, MUG, DIET MOUNTAIN DEW, PEPSI TWIST, STARBUCKS FRAPPUCCINO and, outside the United States, PEPSI-COLA, MIRINDA, 7 UP, KAS, ELECTROPURA, AQUA MINERALE, MANZANITA SOL, SQUIRT, GARCI CRESPO, FIESTA, PEPSI LIGHT, IVI, YEDIGUN, and FRUKO. In some of our United States territories, we also have the right to manufacture, sell and distribute soft drink products of other companies, including DR PEPPER and ALL SPORT. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 41 states and the District of Columbia in the United States, nine Canadian provinces, Spain, Greece, Russia, Turkey and Mexico. We have an extensive direct store distribution system in the United States, Mexico and Canada. In Russia, Spain, Greece and Turkey, we use a combination of direct store distribution and distribution through wholesalers, depending on local marketplace considerations.

     We and PBG were formed by PepsiCo, Inc., or PepsiCo, to effect the separation in 1999 of most of PepsiCo's company-owned bottling business from its brand ownership. PBG became a publicly traded company on March 31, 1999. We were incorporated under the laws of Delaware in January 1999.

     See the description of our business and properties included in our Annual Report on Form 10-K for the year ended December 28, 2002, as amended by our Form 10-K/A. More extensive information concerning us is contained in such report. See "Where You Can Find More Information" in this prospectus.

     Our principal executive offices are located at One Pepsi Way, Somers, New York 10589, and our telephone number is (914) 767-6000.

                                  RISK FACTORS

     An investment in the notes involves risks. Before purchasing the notes, you should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this prospectus and in any prospectus supplement. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations.

RISKS RELATING TO OUR BUSINESS

  BECAUSE WE DEPEND UPON PEPSICO TO PROVIDE US WITH CONCENTRATE, CERTAIN FUNDING AND VARIOUS SERVICES, CHANGES IN OUR RELATIONSHIP WITH PEPSICO COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

     We conduct our business primarily under PBG's beverage agreements with PepsiCo, including a master bottling agreement, non-cola bottling agreements and a master syrup agreement. Although we are not a direct party to these agreements, as the principal operating subsidiary of PBG, we enjoy rights and are subject to obligations under these agreements.

     PBG is party to a master bottling agreement with PepsiCo for cola products in the United States as well as other agreements with PepsiCo relating to non-cola products and fountain syrup in the United States and similar agreements relating to Pepsi-Cola beverages in foreign countries where we sell our products. These agreements provide that PBG must purchase all of the concentrate for such beverages at prices and on other terms, which are set by PepsiCo in its sole discretion. Any concentrate price increases could materially affect our business and financial results. Prices under PBG's beverage agreements with PepsiCo may increase materially, and we may not be able to pass on any increased costs to our customers.

     PepsiCo has also traditionally provided bottler incentives and funding to its bottling operations. PepsiCo does not have to continue to provide bottler incentives under PBG's beverage agreements with PepsiCo and any support provided to us by PepsiCo will be at PepsiCo's sole discretion. Decreases in bottling incentives and funding levels could materially affect our business and financial results.

     PBG also has to submit annual marketing, advertising, management and financial plans each year to PepsiCo for its review and approval. If PBG fails to submit these plans, or if PBG fails to carry them out in all material respects, PepsiCo can terminate PBG's beverage agreements with PepsiCo. If PBG's beverage agreements with PepsiCo are terminated for this or for any other reason, it would have a material adverse effect on our business and financial results.

     Under a shared services agreement, we obtain various services from PepsiCo, which includes procurement of raw materials and certain information technology and administrative services. In the absence of the shared services agreement, we would have to obtain such services on our own. We might not be able to obtain these services on terms, including costs that are as favorable as those we receive from PepsiCo.

  OUR AGREEMENTS WITH PEPSICO RESTRICT OUR SOURCES OF SUPPLY FOR SOME RAW MATERIALS, WHICH COULD INCREASE OUR COSTS.

     With respect to the soft drink products of PepsiCo, concentrates and all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from PepsiCo or manufacturers approved by PepsiCo. This may restrict our ability to obtain raw materials from other suppliers.

     The supply or cost of specific materials could be adversely affected by price changes, strikes, weather conditions, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our business and financial results.

  PEPSICO'S EQUITY OWNERSHIP OF PBG COULD AFFECT MATTERS CONCERNING US.

     As of July 12, 2003, PepsiCo owned approximately 44.7% of the combined voting power of PBG's voting stock (with the balance owned by the public). As of July 12, 2003, PBG owned approximately

93.2% of our membership interests and PepsiCo indirectly owned the remainder of our membership interests. PepsiCo will be able to significantly affect the outcome of PBG's stockholder votes, thereby affecting matters concerning us.

  WE MAY HAVE POTENTIAL CONFLICTS OF INTEREST WITH PEPSICO BECAUSE OF OUR PAST AND ONGOING RELATIONSHIPS WITH PEPSICO, WHICH COULD RESULT IN PEPSICO'S OBJECTIVES BEING FAVORED OVER OUR OBJECTIVES.

     These conflicts could arise over:

     - the nature, quality and pricing of services or products provided to us by PepsiCo or by us to PepsiCo;

     - potential acquisitions of bottling territories and/or assets from PepsiCo or other independent PepsiCo bottlers;

     - the divestment of parts of our bottling operations;

     - the payment of distributions by us; or

     - balancing the objectives of increasing sales volume of Pepsi-Cola beverages and maintaining or increasing our profitability.

  ONE OF OUR MANAGING DIRECTORS MAY HAVE A CONFLICT OF INTEREST BECAUSE HE IS ALSO A PEPSICO OFFICER.

     One of our managing directors is also the Senior Vice President of Finance of PepsiCo, a situation that may create conflicts of interest.

  OUR ACQUISITION STRATEGY MAY BE LIMITED BY GEOGRAPHICAL RESTRICTIONS ON ACQUISITIONS IN OUR AGREEMENTS WITH PEPSICO, BY OUR ABILITY TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES INTO OURS AND BY THE REQUIREMENT THAT WE OBTAIN PEPSICO'S APPROVAL OF ANY ACQUISITION OF AN INDEPENDENT PEPSICO BOTTLER.

     We intend to continue to acquire bottling assets and territories from PepsiCo's independent bottlers. This strategy will involve reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems and financial controls. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with the expansion of our operations through acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions. Any of the foregoing could adversely affect our business and financial results and, therefore, our ability to service or pay our indebtedness, including the notes.

     We must obtain PepsiCo's approval to acquire any independent PepsiCo bottler. Under the master bottling agreement, PepsiCo has agreed not to withhold approval for any acquisition within agreed upon U.S. territories, currently representing approximately 12.6% of PepsiCo's U.S. bottling system in terms of volume, if we have successfully negotiated the acquisition and, in PepsiCo's reasonable judgment, satisfactorily performed our obligations under the master bottling agreement. We have agreed not to acquire or attempt to acquire any independent PepsiCo bottler outside of those agreed-upon territories without PepsiCo's prior written approval.

  IF WE ARE UNABLE TO FUND OUR SUBSTANTIAL CAPITAL REQUIREMENTS, IT COULD CAUSE US TO REDUCE OUR PLANNED CAPITAL EXPENDITURES AND COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL RESULTS.

     We will require substantial capital expenditures to implement our business plans. If we do not have sufficient funds or if we are unable to obtain financing in the amounts desired or on acceptable terms, we may have to reduce our planned capital expenditures, which could have a material adverse effect on our business and financial results and, therefore, our ability to service and pay our indebtedness, including the notes we are offering.

  OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, THE LOSS OF WHOM COULD DISRUPT OUR BUSINESS OPERATIONS.

     Our success depends largely on the efforts and abilities of key management employees. The loss of the services of key personnel or the inability to attract qualified employees could have a material adverse effect on our business and financial results. Key management employees are not parties to employment agreements with us.

  WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE CARBONATED AND NON-CARBONATED BEVERAGE MARKETS.

     The carbonated and non-carbonated beverage markets are both highly competitive. Competition in our markets could cause us to reduce prices, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results.

  OUR FOREIGN OPERATIONS ARE SUBJECT TO SOCIAL, POLITICAL AND ECONOMIC RISKS AND MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATIONS.

     In the fiscal year ended December 28, 2002 and the 24-week period ended June 14, 2003 approximately 18% and 25%, respectively, of our net revenues were generated in Canada, Spain, Greece, Russia, Turkey and Mexico. Social, economic and political conditions in these international markets may adversely affect our business and financial results. The overall risks to our international businesses include changes in foreign governmental policies and other political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations, which may adversely impact our business and financial results. In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

  WE MAY INCUR MATERIAL LOSSES AND COSTS AS A RESULT OF PRODUCT LIABILITY CLAIMS THAT MAY BE BROUGHT AGAINST US OR ANY PRODUCT RECALLS WE HAVE TO MAKE.

     We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us or a widespread recall of our products could have a material adverse effect on our business and financial results.

  NEWLY ADOPTED GOVERNMENTAL REGULATIONS COULD INCREASE OUR COSTS OR
  LIABILITIES.

     Our operations and properties are subject to regulations by various federal, state and local government entities and agencies as well as foreign governmental entities. We cannot assure you that we have been or will at all times be in compliance with all regulatory requirements or that we will not incur material costs or liabilities in connection with existing or new regulatory requirements.

RISKS RELATING TO OUR INDEBTEDNESS AND THIS OFFERING

  OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM MAKING PAYMENTS ON THE NOTES WE ARE OFFERING.

     We have a substantial amount of indebtedness. As of July 12, 2003, we had approximately $4.0 billion of indebtedness. In addition, as of that date we guaranteed an additional $1.0 billion of PBG's indebtedness.

     Our substantial debt could have important consequences to you. For example, it could:

     - make it more difficult for us, or make us unable, to satisfy our obligations with respect to the notes we are offering;

     - make us vulnerable to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing for future working capital expenditures, strategic acquisitions and other general corporate requirements;

     - expose us to interest rate fluctuations because the interest on some of our indebtedness is at variable rates;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - place us at a competitive disadvantage compared with any competitors that have less debt.

  OUR ABILITY TO SERVICE OUR DEBT WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH.

     To service our debt, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include among others:

     - economic and competitive conditions;

     - operating difficulties, increased operating costs or pricing pressures we may experience; and

     - delays in implementing any strategic projects.

     If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt.

  WE MAY INCUR ADDITIONAL DEBT.

     We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of our indentures permit us to incur additional debt and our credit facilities permit additional borrowings under certain circumstances. Accordingly, this additional indebtedness could further exacerbate all the risks described above.

  THE NOTES WE ARE OFFERING ARE UNSECURED AND EFFECTIVELY SUBORDINATED TO OUR SECURED INDEBTEDNESS.

     The notes we are offering will not be secured by any of our assets. Accordingly, these notes will be effectively subordinated to any of our secured obligations to the extent of the value of the assets securing such obligations. As of the date hereof, we do not have any material secured long-term debt obligations.

  AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE NOTES.

     The notes we are offering will be new issues of securities for which there currently is no market. We have not listed and do not intend to list the notes on any U.S. national securities exchange or quotation system. We cannot assure you that the prices at which the notes we are offering will sell in the market after this offering will not be lower than the initial offering price or that an active trading market in the notes we are offering will develop and continue after this offering. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes we are offering.

     The liquidity of, and trading market for, the notes we are offering, may also be adversely affected by, among other things:

     - changes in the overall market for debt securities;

     - changes in our financial performance or prospects;

     - the prospects for companies in our industry generally;

     - the number of holders of the notes we are offering;

     - the interest of securities dealers in making a market for the notes we are offering; and

     - prevailing interest rates.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have calculated our ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes and minority interest, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent that is the portion of the rent deemed representative of the interest factor. Since our formation in 1999, we have distributed, and in the future we intend to distribute, pro rata to our members sufficient cash so that the aggregate amount of cash distributed to PBG will enable it to pay its taxes, other administrative expenses and make interest payments on its $1.0 billion principal amount of 7% senior notes due 2029. Such distributions are not included in the calculation of fixed charges. Total distributions to our members in 2000, 2001 and 2002 were $45 million, $223 million and $156 million, respectively.

                                                         FISCAL YEAR ENDED                       24-WEEKS ENDED
                                        ----------------------------------------------------   -------------------
                                        DEC. 26,   DEC. 25,   DEC. 30,   DEC. 29,   DEC. 28,   JUNE 15,   JUNE 14,
                                          1998       1999       2000       2001       2002       2002       2003
                                        --------   --------   --------   --------   --------   --------   --------
NET INCOME (LOSS) BEFORE TAXES AND
  MINORITY INTEREST...................   $(128)      $282       $501       $600       $792       $359       $326
Undistributed (income) loss from
  equity investments, net.............       5         --         --         --         --         --         --
Fixed charges excluding capitalized
  interest............................     181        158        150        145        152         70         90
                                         -----       ----       ----       ----       ----       ----       ----
EARNINGS AS ADJUSTED..................   $  58       $440       $651       $745       $944       $429       $416
                                         =====       ====       ====       ====       ====       ====       ====
FIXED CHARGES:
  Interest expense....................   $ 166       $140       $136       $132       $131       $ 61       $ 78
  Capitalized interest................       1          1          1          1         --         --         --
  Interest portion of rental
     expense..........................      15         18         14         13         21          9         12
                                         -----       ----       ----       ----       ----       ----       ----
TOTAL FIXED CHARGES...................   $ 182       $159       $151       $146       $152       $ 70       $ 90
                                         =====       ====       ====       ====       ====       ====       ====
RATIO OF EARNINGS TO FIXED CHARGES....      (A)      2.76       4.31       5.09       6.21       6.13       4.62

---------------

(A) As a result of the losses incurred in the fiscal year ended December 26, 1998 we were unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $124 million in 1998.

                                USE OF PROCEEDS

     Unless stated otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the notes we are offering for general corporate purposes. When a particular series of notes is offered, the prospectus supplement relating thereto will set forth our intended use for the net proceeds we receive from the sale of the notes. Pending the application of net proceeds, we may invest the net proceeds in short-term instruments with an original maturity of three months or less.

                            DESCRIPTION OF THE NOTES

     Our notes will be issued from time to time under an indenture to be entered into between us and JPMorgan Chase Bank, as trustee, and will be subject to, and governed by the Trust Indenture Act of 1939, as amended, or the TIA.

     A form of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part, and following execution it will be filed in an amendment to the registration statement of which this prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the registration statement of which this prospectus is a part.

GENERAL

     This prospectus describes certain general terms and provisions of our notes. When we offer to sell a particular series of notes, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of notes.

     The notes will be our general unsecured obligations and will rank on an equal basis with all of our other existing and future senior unsecured indebtedness and senior to all of our existing and future subordinated indebtedness.

     The following description of certain provisions of the form of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture.

     The terms of each series of notes will be established by or pursuant to a resolution of our managing directors and set forth in a supplemental indenture relating to the series. We will be able to issue an unlimited amount of new notes under the indenture that may be in one or more series, with the same or various maturities. We will set forth in a prospectus supplement, to the extent required, the following terms of the series of notes in respect of which the prospectus supplement is delivered:

     - the issue price (expressed as a percentage of the aggregate principal amount of the notes) at which the notes will be issued,

     - the title of the series of the notes,

     - any limit on the aggregate principal amount,

     - the issue date,

     - whether the notes will be issued in the form of definitive notes or global notes and, if so, the identity of the depositary for such global note or notes,

     - the date or dates on which we will pay the principal,

     - the rate or rates at which the notes will bear interest or, if applicable, the method used to determine such rate or rates,

     - the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any record date for the interest payable on any interest payment date,

     - the place or places where principal of and any premium and interest on the notes of the series will be payable,

     - any events of default in addition to those provided in the indenture,

     - any other specific terms, rights or limitations of, or restrictions on, the notes, and any terms which may be required or advisable under applicable laws or regulations; and

     - any covenants relating to us with respect to the notes of a particular series if not set forth in the indenture.

     The notes will be issuable only in fully registered form, without coupons, or in the form of one or more global notes, as described below under "Global Notes." The notes will be issued only in minimum denominations of $1,000 and integral multiples of such amount.

     Unless otherwise indicated in the prospectus supplement, principal of and interest and premium, if any, on the notes will be payable at our office or agency maintained for this purpose within New York City or, at our option, payment of interest on the notes may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Unless otherwise indicated in the prospectus supplement, the trustee initially will be a paying agent and registrar under the indenture. We may act as paying agent or registrar under the indenture.

     Interest will be computed on the basis of a 360-day year of twelve 30-day months. If a payment date is not a business day, payment may be made on the next succeeding day that is a business day, and interest will not accrue for the intervening period.

CERTAIN TERMS OF THE NOTES

  GLOBAL NOTES

     The notes of any series, or a portion of such notes, may be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. In such case, one or more global notes will be issued in aggregate denominations equal to the aggregate principal amount of outstanding notes of the series represented by such global note or notes. Unless and until it is exchanged in whole or in part for notes in definitive registered form, a global note representing all or a portion of the notes may not be transferred except as a whole by a depositary to a nominee of such depositary, or by a nominee of such depositary to such depositary or another nominee of such depositary, or by such depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

     The specific terms of the depositary arrangement with respect to a series of notes will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a global note, the depositary for such global note will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by such global note to the accounts of persons that have accounts with such depositary (the "participants"). The accounts to be credited shall be designated by the underwriters or agents with respect to such notes or by us if such notes are offered and sold directly by us. Ownership of beneficial interests in a global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for such global note or by participants or persons that hold beneficial interests through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global note.

     So long as the depositary for a global note, or its nominee, is the registered owner of such global note, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have notes of the series represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of notes of such series in definitive form and will not be considered the owners or holders of any notes under the indenture.

     Principal, premium, if any, and interest payments on notes registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of a global note representing such notes. We, the trustee or any paying agent for such notes will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or notes for such notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the depositary for a series of notes, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note or notes for such notes as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global note or notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If a depositary for a series of notes is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within sixty days, we will issue notes of such series in definitive form in exchange for the global note or notes representing such series of notes. In addition, we may at any time and in our sole discretion determine not to have the notes of a series represented by one or more global notes and, in such event, will issue notes of such series in definitive form in exchange for the global note or notes representing such series of notes.

     Further, if we make this decision with respect to the notes of a series, an owner of a beneficial interest in a global note representing notes of such series may, on terms acceptable to us and the depositary for such global note, receive notes of such series in definitive form. In any such instance, an owner of a beneficial interest in a global note will be entitled to have notes of the series represented by such global note equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes of such series so issued in definitive form will be issued in denominations of $1,000 and integral multiples of such amount and will be issued in registered form only without coupons.

  OPTIONAL REDEMPTION

     The indenture will provide that we will not be required to make mandatory redemption or sinking fund payments prior to the maturity of any series of notes.

     We may redeem notes of any series at our option and in accordance with the provisions of the indenture, at any time, in whole or in part, on giving not less than 30 nor more than 60 days' notice prior to the maturity date at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes being redeemed; or

     - as determined by one of the reference Treasury dealers appointed by the trustee after consultation with us, the sum of the present values of the remaining scheduled payments of principal of and interest on the notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury rate, as defined in the indenture, plus the number of basis points, if any, provided for with respect to such series of notes being redeemed;

plus, in either of the above cases, accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

     The following are definitions of some terms used in the above description. We refer you to the indenture for a full description of all of these terms, as well as any other terms used herein for which no definition is provided.

     "Treasury rate" means, with respect to any redemption date for any notes:

     - the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to

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

       constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the comparable Treasury issue. If no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the comparable Treasury issue will be calculated, and the Treasury rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month; or

     - if the foregoing statistical release (or any successor statistical release) is not published during the week preceding the date of calculation of the redemption price or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable Treasury issue, calculated using a price for the comparable Treasury issue (expressed as a percentage of its principal amount) equal to the comparable Treasury price for such redemption date will be used.

     The Treasury rate will be calculated on the third business day preceding the redemption date.

     "Comparable Treasury issue" means the United States Treasury security selected by one of the reference Treasury dealers appointed by the trustee after consultation with us as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of notes.

     "Comparable Treasury price" means, with respect to the redemption date for any series of notes:

     - the average of four reference Treasury dealer quotations for the redemption date, after excluding the highest and lowest such reference Treasury dealer quotations; or

     - if the trustee obtains fewer than four such reference Treasury dealer quotations, the average of all such quotations.

     "Reference Treasury dealer" means four primary U.S. Government securities dealers in New York City (each of which we refer to as a primary Treasury dealer) appointed by the trustee in consultation with us; provided, however, that if any of the foregoing ceases to be a primary Treasury dealer, we will substitute therefor another primary Treasury dealer.

     "Reference Treasury dealer quotations" means, with respect to each reference Treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference Treasury dealer at 5:00 p.m. on the third business day preceding the redemption date.

     We may provide for optional redemption provisions with respect to a series of notes in addition to, or in substitution of, the provisions described above and may provide with respect to a series of notes for an optional redemption provision identical to such provision but containing different definitions of the terms "comparable Treasury issue," "comparable Treasury price," "reference Treasury dealer," "reference Treasury dealer quotations" and "Treasury rate."

  EVENTS OF DEFAULT AND REMEDIES

     The indenture will provide that the occurrence of any of the following events will constitute an event of default under the indenture with respect to notes of any series:

     - our failure to make any payment, when due, of principal of or premium, if any, on such series of the notes;

     - our failure to make any payment, when due, of interest on such series of the notes for 30 days;

     - our failure to observe or perform any of our other covenants or warranties under the indenture for the benefit of the holders of such series of notes that continues for 90 days after written notice is given to us;

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

     - certain events of bankruptcy, insolvency or reorganization with respect to PBG or any of PBG's restricted subsidiaries (including us); and

     - the acceleration of maturity of any debt of PBG or the debt of any of PBG's restricted subsidiaries (including us), having a then outstanding principal amount in excess of $75 million by any holder or holders thereof or any trustee or agent acting on behalf of such holder or holders, in accordance with the provisions of any contract evidencing such debt or the failure to pay at the stated maturity (and the expiration of any grace period) any debt of PBG or the debt of any of PBG's restricted subsidiaries (including us) having a then outstanding principal amount in excess of $75 million.

     No event of default with respect to a single series of notes issued under the indenture (and under or pursuant to any supplemental indenture and a resolution of our managing directors) necessarily constitutes an event of default with respect to any other series of notes.

     If any event of default with respect to a series of notes (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization with respect to PBG or any of PBG's restricted subsidiaries (including us)) occurs and is continuing, then either the trustee or the holders of a majority in aggregate principal amount of the outstanding notes of such series may declare the principal of all outstanding notes of such series and interest on the outstanding notes of such series to be immediately due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization with respect to PBG or any of PBG's restricted subsidiaries (including us) occurs, then the principal of and interest on all the notes then outstanding as of the date of such event of default will become immediately due and payable without any declaration or other act on the part of the trustee or the holders of the notes. However, at any time before a judgment or decree for payment of the money due has been obtained by the trustee as will be provided in the indenture, declarations of acceleration with respect to a series of notes may be rescinded or annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the outstanding notes of such series, with certain exceptions, as described below.

     The indenture will require the trustee to give to the holders of the notes notice of all uncured defaults known to the trustee within 90 days after the occurrence of such default (the term "default" used here includes the events of default summarized above, exclusive of any grace period or requirement that notice of default be given); provided, however, that except in the case of a default in the payment of principal of or interest or premium, if any, on the outstanding notes, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the outstanding notes.

     No holder of any notes of any series may institute any action under the indenture, unless and until:

     - such holder has given the trustee written notice of a continuing event of default;

     - the holders of a majority in aggregate principal amount of the outstanding notes of such series have requested the trustee to institute proceedings in respect of such event of default;

     - such holder or holders has or have offered the trustee such reasonable indemnity as the trustee may require;

     - the trustee has failed to institute an action for 60 days thereafter; and

     - no inconsistent direction has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of the outstanding notes of such series.

     The holders of not less than a majority in aggregate principal amount of the outstanding notes of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee with respect to the notes of such series. The indenture will provide that if an event of default has occurred and is continuing, the trustee, in exercising its rights and powers under the indenture, will be required to use the degree of care of a prudent person in the conduct of his or her own affairs. The

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

indenture will further provide that the trustee will not be required to expend or risk its own funds, or otherwise incur any financial liability in the performance of any of its duties under the indenture, if the trustee has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured.

     The holders of not less than a majority in aggregate principal amount of the outstanding notes of any series may, on behalf of the holders of all notes of such series, waive any past default with respect to the notes of such series, except a default not already cured in the payment of any principal of or interest or premium, if any, on any notes of such series, or in respect of a covenant or provision in the indenture that cannot be modified without the consent of the holder of each outstanding note of such series. We refer you to "-- Modification of the Indenture" below.

     We will be required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate signed by certain of our officers stating whether such officers have obtained knowledge of any event of default.

  CERTAIN COVENANTS

     The indenture will contain covenants including, among others, the following:

     Limitations on Liens. The indenture will provide that we will not, and will not permit any of our restricted subsidiaries to, incur, suffer to exist or guarantee any debt secured by a mortgage, pledge or lien, which we refer to collectively as liens, on any principal property or on any shares of stock of (or other interests in) any of our restricted subsidiaries unless we or such restricted subsidiary secures or we cause such restricted subsidiary to secure all the outstanding notes (and any of our or such restricted subsidiary's other debt, at our option or such restricted subsidiary's option, as the case may be, not subordinate to the notes), equally and ratably with (or prior to) such secured debt, for as long as such secured debt will be so secured.

     These restrictions will not, however, apply to debt secured by:

          (1) liens existing prior to the initial issuance of notes;

          (2) liens on property of or shares of stock of (or other interests in) any entity existing at the time such entity becomes our restricted subsidiary;

          (3) liens on property of or shares of stock of (or other interests in) any entity existing at the time of acquisition of such shares (or other interests) or property (including acquisition through merger or consolidation);

          (4) liens securing indebtedness incurred to finance all or any part of the purchase price of property or the cost of construction on such property (or additions, substantial repairs, alterations or substantial improvements thereto), provided that such lien and the indebtedness secured thereby are incurred within 365 days after the later of (a) acquisition of such property or the completion of construction (or addition, repair, alteration or improvement) thereon and (b) the commencement of full operation thereof;

          (5) liens in favor of us or any of our restricted subsidiaries;

          (6) liens in favor of, or required by contracts with, governmental entities; or

          (7) any extension, renewal, or refunding of liens referred to in any of the preceding clauses (1) through (6), provided that in the case of a lien permitted under clause (1), (2), (3), (4) or (5), the debt secured is not increased nor the lien extended to any additional assets.

     Notwithstanding the foregoing, the indenture will provide that we or any of our restricted subsidiaries may incur, suffer to exist or guarantee any debt secured by a lien on any principal property or on any shares of stock of (or other interests in) any of our restricted subsidiaries if, after giving effect thereto, the aggregate amount of exempted debt does not exceed 15% of our consolidated net tangible assets.

     These restrictions on secured debt will not apply to PBG. The indenture will not restrict PBG from incurring secured debt (including debt secured by our membership interests), and upon such incurrence, PBG will not be required to secure the notes equally and ratably with such secured debt.

     Definitions. The following are definitions of some terms used in the above description. We refer you to the indenture for a full description of all of these terms, as well as any other terms used herein for which no definition is provided.

     "Consolidated net tangible asset" means, the total amount of our assets and our subsidiaries' assets, minus:

     - all applicable depreciation, amortization and other valuation reserves;

     - the amount of assets resulting from write-ups of capital assets of ours and our subsidiaries (except write-ups in connection with accounting for acquisitions in accordance with U.S. GAAP);

     - all current liabilities of ours and our subsidiaries (excluding any intercompany liabilities); and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our and our subsidiaries' latest quarterly or annual consolidated balance sheets prepared in accordance with U.S. GAAP.

     "Debt" means any indebtedness of ours for borrowed money, capitalized lease obligations and purchase money obligations, or any guarantee of such debt, in any such case which would appear on our consolidated balance sheet as a liability.

     "Exempted debt" means, with respect to us, the sum, without duplication, of the following items outstanding as of the date exempted debt is being determined:

     - debt incurred after the date of the indenture and secured by liens created or assumed or permitted to exist on any principal property or on any shares of stock of any of our restricted subsidiaries, other than debt secured by liens described in clauses (1) through (7) under "-- Limitations on Liens" and

     - our and our restricted subsidiaries' attributable debt in respect of all sale and lease-back transactions with regard to any principal property, other than sale and lease-back transactions permitted under the second paragraph under "-- Limitation on Sale and Leaseback Transactions."

     "Principal property" means any single manufacturing or processing plant, office building or warehouse owned or leased by us or any of our subsidiaries located in the 50 states of the United States of America, the District of Columbia or Puerto Rico other than a plant, warehouse, office building, or portion thereof which, in the opinion of our managing directors evidenced by a resolution, is not of material importance to the business conducted by us and our subsidiaries taken as an entirety.

     "Restricted subsidiary" of us or PBG means any current or future subsidiary
(1) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the 50 states of the United States of America, the District of Columbia or Puerto Rico and (2) which owns or leases any principal property.

     "Subsidiary" of a specified entity means any entity, at least a majority of the outstanding voting stock of which shall at the time be owned, directly or indirectly, by the specified entity or by one or more of its subsidiaries, or both.

     Limitation on Sale and Lease-back Transactions. We have agreed that under the indenture we will not, and will not permit any of our restricted subsidiaries to, sell or transfer, directly or indirectly, except to us or any of our restricted subsidiaries, any principal property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of all or part of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued.

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

     These restrictions will not, however, apply and we or any of our restricted subsidiaries may sell a principal property and lease it back for a longer period:

     - if we or such restricted subsidiary would be entitled, pursuant to the covenant applicable to us or such restricted subsidiary, as the case may be, described under "-- Limitations on Liens" above to create a lien on the property to be leased securing debt in an amount equal to the attributable debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding notes; or

     - if:

      (1) we promptly inform the trustee of such transactions;

      (2) the net proceeds of such transactions are at least equal to the fair value (as determined by a resolution of our managing directors) of such property; and

      (3) we cause an amount equal to the net proceeds of the sale to be applied either

        - to the retirement (whether by redemption, cancellation after open-market purchases, or otherwise), within 365 days after receipt of such proceeds, of funded debt (which need not include the notes) having an outstanding principal amount equal to such net proceeds; or

        - to the purchase or acquisition (or in the case of property, the construction) of property or assets used in our or any of our restricted subsidiaries' businesses within 365 days after receipt of such proceeds.

     Notwithstanding the foregoing paragraph, we or any of our restricted subsidiaries may enter into sale and lease-back transactions in addition to those permitted by this limitation, and without any obligation to retire any outstanding funded debt or to purchase property or assets, provided that at the time of entering into such sale and lease-back transactions and after giving effect thereto, the aggregate amount of exempted debt does not exceed 15% of our consolidated net tangible assets.

     These restrictions on sale and lease-back transactions will not apply to PBG.

     As used in the above description, "attributable debt" for a lease means the aggregate of present values (discounted at a rate per annum equal to the weighted average interest rate borne by all outstanding notes and compounded semiannually) of our or any of our restricted subsidiaries' obligations for net rental payments during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges. Attributable debt may be reduced by the present value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the leased property.

     "Funded debt" means all debt having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at our option, in respect thereof, beyond one year from its creation.

     Consolidation, Merger, Conveyance or Transfer. The indenture will provide that we may consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any entity (including, without limitation, a limited partnership or a limited liability company) that is organized and validly existing under the laws of any state of the United States of America or the District of Columbia, and may permit any such entity to consolidate with or merge into us or convey, transfer or lease all or substantially all of its assets to us; provided that:

     - we will be the surviving entity or, if not, that the successor will expressly assume by a supplemental indenture the due and punctual payment of principal of and interest and premium, if any, on the notes and the performance of every covenant of the indenture to be performed or observed by us;

     - immediately after giving effect to such transaction, no event of default, and no default or other event which, after notice or lapse of time, or both, would become an event of default, will have happened and be continuing; and

     - we will have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the indenture. In the event of any such consolidation, merger, conveyance, transfer or lease, any such successor will succeed to and be substituted for us as issuer on the notes with the same effect as if it had been named in the indenture as the issuer.

     Reports to Holders. The indenture will provide that we will comply with the provisions of Section 314(a) and 314(c) of the TIA.

  DISCHARGE; DEFEASANCE OF COVENANTS

     The indenture will provide that it will be discharged with respect to the notes of a series and will cease to be of further effect as to all such notes (except as to any surviving rights of transfer or exchange of such notes expressly provided for in the indenture) and the trustee, on our demand and at our expense, will execute proper instruments acknowledging the discharge of the indenture with respect to the notes of such series when:

     - either:

      (1) all notes of such series previously authenticated and delivered (except lost, stolen or destroyed notes of such series which have been replaced or paid and notes of such series for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee cancelled or for cancellation; or

      (2) all notes of such series not delivered to the trustee cancelled or for cancellation (a) have become due and payable, or (b) will, in accordance with their maturity date, become due and payable within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of us;

          and in any of the cases described in (2) (a), (b) or (c) above, we have deposited irrevocably with the trustee sufficient cash or U.S. governmental securities to pay and discharge the principal of and interest and premium, if any, and any other sums due on the notes of such series to the date of such deposit (in the case of notes of such series that have become due and payable), or to maturity or redemption, as the case may be;

     - we have paid or caused to be paid all other sums payable by us with respect to the notes of such series under the indenture;

     - in the event of a deposit or defeasance in the cases described in (2) above, no event of default or event which with notice or lapse of time would become an event of default with respect to the notes of such series has occurred and is continuing with respect to such series of notes on the date of such deposit;

     - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to discharge of the indenture with respect to the notes of such series have been complied with, and, in the event of a deposit or defeasance in the cases described in (2) above, in the case of the opinion of counsel, stating:

      (1) such deposit and defeasance will not cause the holders of notes of such series to recognize income, gain or loss for federal income tax purposes and such holders will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable Federal income tax law or related treasury regulations after the date of the indenture; and

      (2) either that no requirement to register under the Investment Company Act of 1940, as amended, will arise as a result of the discharge of the indenture or that any such registration requirement has been complied with; and

     - such deposit and defeasance will not result in a material breach or violation of, or constitute a default under any material agreement or instrument to which we are a party.

     The indenture will also provide that, at our option, we will be discharged from any and all obligations with respect to the notes of any series on the 123rd day after our satisfaction of the conditions described below (except for certain obligations to replace any notes of such series that have been stolen, lost or mutilated, and to maintain paying agencies and hold moneys for payment in trust in respect of such series of notes), which we refer to as legal defeasance, or we will not need to comply with certain covenants of the indenture applicable to us with respect to such series of notes (including those described in "-- Certain Covenants" above), which we refer to as covenant defeasance, in each case:

     - if we have deposited, or caused to be deposited, irrevocably with the trustee sufficient cash or U.S. government securities to pay and discharge the principal of and interest and premium, if any, and any other sums due on the notes of such series to the date of such deposit (in the case of notes of such series that have become due and payable), or to maturity or redemption, as the case may be;

     - no event of default or event which with notice or lapse of time would become an event of default with respect to the notes of such series has occurred and is continuing with respect to the notes of such series on the date of such deposit;

     - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to legal or covenant defeasance, as the case may be, have been complied with, and, in the case of the opinion of counsel, stating that:

      (1) such deposit and defeasance will not cause the holders of such series of notes to recognize income, gain or loss for federal income tax purposes as a result of our exercise of such option and such holders will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised (and, in the case of legal defeasance only, such opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related Treasury regulations after the date of the indenture); and

      (2) either that no requirement to register under the Investment Company Act of 1940, as amended, will arise as a result of the satisfaction and discharge of the indenture or that any such registration requirement has been complied with; and

     - with respect to legal defeasance only, 123 days will have passed during which no event of default relating to certain events of bankruptcy, insolvency or reorganization with respect to us or any of our restricted subsidiaries has occurred.

  MODIFICATION OF THE INDENTURE

     In general, our rights and obligations and the rights of the holders of any series of notes under the indenture may be modified if the holders of a majority in aggregate principal amount of the notes of all series (voting as a class) affected by the modification consent to it. However, the indenture will provide that, unless each affected holder of each such series of notes agrees, the amendment cannot:

     - make any adverse change to any payment term on such Holder's note, such as changing the maturity date, reducing the principal amount or any amount of interest we have to pay, changing the method of computing the interest, changing any place of payment, changing the currency in which we have to make any payment of principal of or interest or premium, if any or impairing any right on such holder's note to bring suit for payment;

     - reduce the percentage of the principal amount of the relevant series of notes whose holders must consent to an amendment or waiver; or

     - make any change to the provisions of the indenture concerning modification contained in this paragraph or waivers of defaults or events of default by holders of the notes of such series.

     The indenture will provide that we and the trustee may amend the indenture without the consent of any of the holders of the notes to:

          (1) evidence the succession of another corporation to us in accordance with the provisions of the indenture;

          (2) add to our covenants (if such covenants are to be for the benefit of less than all series of notes, stating that such covenants are expressly included solely for the benefit of such series);

          (3) surrender any of our rights or powers;

          (4) cure any ambiguity or defect, correct or supplement any provision of the indenture which may be inconsistent with any other provisions of the indenture;

          (5) add any provisions expressly permitted by the TIA;

          (6) evidence and provide for the acceptance of a successor trustee with respect to the notes of one or more series and to add to or change any of the provisions of the indenture as necessary to provide for or to facilitate the administration of the trusts created under the indenture by more than one trustee;

          (7) add to the rights of the holders of the notes;

          (8) provide for the issuance of and establish the form or forms and terms and conditions of any series of notes as permitted by the indenture; and

          (9) add additional events of default for the benefit of the holders of all or any series of notes (and if such additional events of default are to be for the benefit of less than all series of notes, stating that such additional events of default are expressly being included solely for the benefit of such series).

provided that no modification may be made with respect to the matters described in clause (2), (3), (4), (7) or (9) above, if to do so would adversely affect the interests of the holders of any outstanding notes.

     A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of notes, or which modifies the rights of the holders of notes of such series with respect to such covenant or other provision will be deemed not to affect the rights under the indenture of the holders of notes of any other series.

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

  CONCERNING THE TRUSTEE

     JPMorgan Chase Bank will be the trustee under the indenture until a successor trustee shall have become such pursuant to the applicable provisions of the indenture. As used in the indenture, trustee includes each person who is a trustee under the indenture, and if at any time there is more than one such person, trustee as used with respect to the notes of any series will be the trustee with respect to the notes of that series.

     We have and may from time to time in the future have banking relationships with the trustee in the ordinary course of business.

  GOVERNING LAW

     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     We may sell the notes being offered hereby in five ways:

     - directly to purchasers;

     - through agents;

     - through underwriters;

     - through dealers; and

     - a combination of the methods listed above.

     We may directly solicit offers to purchase the notes being offered, or we may designate agents to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933 and describe any commissions we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If any underwriters are utilized in the sale of the notes we are offering in respect of which this prospectus is delivered, we will enter into an underwriting agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering their names and the terms of our agreement with them.

     If a dealer is utilized in the sale of the notes being offered in respect of which the prospectus is delivered, we will sell such notes to the dealer, as principal. The dealer may then resell such notes to the public at varying prices to be determined by such dealer at the time of resale.

     Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     In order to facilitate the offering of the notes, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the notes being offered, the underwriters may bid for, and purchase, the notes being offered in the open market. Finally, in any offering of the notes through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes being offered in the offering if the syndicate repurchases

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

previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes being offered above independent market levels. Any such underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Any underwriter, agent or dealer utilized in the offering of the notes being offered will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

                            MARKET AND INDUSTRY DATA

     Some of the market and industry data contained or incorporated by reference in this prospectus are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources used by us are reliable, we have not independently verified and cannot assure you as to the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot give any assurance that our expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in, or are incorporated by reference in, this prospectus and any prospectus supplement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances, except as may be required by applicable by law.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following location of the
SEC:

                             Public Reference Room
                        450 Fifth Street, N.W., Rm. 1024
                             Washington, D.C. 20549

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, and other information about issuers, like us, which file information electronically with the SEC. The address of that site is http://www.sec.gov.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the

SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the notes:

- Annual Report on Form 10-K                Fiscal year ended December 28, 2002, as
                                            filed on March 28, 2003
- Annual Report on Form 10-K/A              Fiscal year ended December 28, 2002, as
                                            filed on May 23, 2003
- Quarterly Report on Form 10-Q             Quarterly period ended March 22, 2003, as
                                            filed on May 6, 2003
- Quarterly Report on Form 10-Q/A           Quarterly period ended March 22, 2003, as
                                            filed on May 23, 2003
- Quarterly Report on Form 10-Q             Quarterly period ended June 14, 2003, as
                                            filed on July 28, 2003

     We will provide to you, without charge, a copy of any or all documents incorporated by reference into this prospectus except the exhibits to those documents (unless they are specifically incorporated by reference in those documents). You may request copies by writing or telephoning us at our Shareholder Relations Department, Bottling Group, LLC, One Pepsi Way, Somers, New York 10589, telephone number (914) 767-7216, Internet address Shareholder.Relations@Pepsi.com.

     You should rely only on the information incorporated by reference or provided in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 LEGAL MATTERS

     Certain matters with respect to the validity of the notes have been passed upon for us by Proskauer Rose LLP, New York, New York.

                            INDEPENDENT ACCOUNTANTS

     Our consolidated financial statements and schedule as of December 28, 2002, and December 29, 2001 and for each of the fiscal years in the three-year period ended December 28, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 28, 2002, consolidated financial statements refers to the adoption of FASB 142, "Goodwill and Other Intangible Assets," as of December 30, 2001.

     With respect to our unaudited interim financial information for the periods ended March 23, 2002 and March 22, 2003 and June 15, 2002 and June 14, 2003, and incorporated by reference herein, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the quarters ended March 22, 2003, and June 14, 2003 incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "1933 Act") for their reports on the unaudited interim financial information because each of the reports is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

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